Taseko Mines Limited

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting to be held on March 15, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 2:00 pm, Pacific Time, on March 13, 2007.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.computershare.com/proxy

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

Appointment of Proxyholder

The undersigned shareholder ("Registered Shareholder") of Taseko Mines Limited (the "Company") hereby appoints: Russell Hallbauer, Director, President and Chief Executive Officer of the Company, or failing him Jeffrey Mason, Director, Secretary and Chief Financial Officer of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Taseko Mines Limited to be held at the Vancouver Convention & Exhibition Centre, Meeting Room #8, 999 Canada Place, Vancouver, British Columbia, on March 15, 2007 at 1:30 p.m., local time.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. To fix the number of directors at 10

For ☐ Against ☐

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2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold		For	Withhold
01. William P. Armstrong	☐	☐	02. David J. Copeland	☐	☐	03. T. Barry Coughlan	☐	☐	04. Scott D. Cousens	☐	☐
05. Robert A. Dickinson	☐	☐	06. David Elliott	☐	☐	07. Russell E. Hallbauer	☐	☐	08. Wayne Kirk	☐	☐
09. Jeffrey R. Mason	☐	☐	10. Ronald W. Thiessen	☐	☐						

3. Appointment of Auditors

Appointment of KPMG, LLP as Auditors of the Corporation for the ensuing year.

For ☐ Withhold ☐

4. Amendment to Share Option Plan

To consider and if thought fit, approve an ordinary resolution to authorize the amendments of the Company's Share Option Plan, as more particularly set out in the Information Circular prepared for the Meeting.

For ☐ Against ☐

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5. Shareholder Rights Plan

To consider and if thought fit, approve an ordinary resolution to authorize a shareholder rights plan, as more particularly set out in the Information Circular prepared for the Meeting.

For ☐ Against ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

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AR0 TKOQ

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